ALLIED GOLD LIMITED
ACN 104855067

November 16, 2009

Media Release

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Allied Gold Files Preliminary Prospectus

Allied Gold Limited ("Allied Gold" or the "Company") (TSX:ALG; ASX:ALD; AIM:AGLD) is pleased to announce that it has filed a preliminary short form prospectus in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Nova Scotia in connection with a proposed public offering (the "Offering") of Allied Gold shares. A copy of the prospectus may be viewed at Allied Gold's SEDAR profile at www.sedar.com, on Allied Gold's web site at www.alliedgold.com.au and on ASX at www.asx.com.au under the ASX Code ALD.

The Offering will be conducted on a best efforts basis through a syndicate of agents led by Thomas Weisel Partners Canada Inc. and including Mirabaud Securities LLP, BMO Capital Markets Inc., and CIBC World Markets Inc., and will be priced in the context of the market with the final terms of the Offering to be determined at the time of pricing. Allied Gold expects net proceeds of the Offering to be in the range of C$155 million, with approximately C$110 million allocated to the development of the Gold Ridge Project.

Pursuant to ASX requirements, Allied Gold will file and mail a Notice of Meeting and Explanatory Memorandum for an Allied Gold shareholders' meeting to be held on or around 17 December 2009. At the meeting, Allied Gold shareholders will be asked to consider and approve the issuance of additional Allied Gold shares in connection with the Offering.

Allied Gold Listing on the TSX

Allied Gold's shares will commence trading on the TSX on November 16, 2009 under the symbol "ALG".

Offer For Australian Solomons Gold Limited Extended to November 30, 2009

Pursuant to its take-over bid (the "Offer") for Australian Solomons Gold Limited ("ASG"), Allied Gold now owns 64,604,213 ASG shares, being 49.77% of the issued and outstanding ASG shares (45.88% on a fully-diluted basis).

Allied Gold has filed, and the depositary under the Offer, Computershare Investor Services Inc, is in the process of mailing, a Supplementary Bidder's Statement/Notice of Change in Information and Extension describing the Offering and extending the deposit period under the Offer to 8.00 p.m. (Toronto time) on November 30, 2009 (unless extended).

ASG shareholders are urged to accept the Offer immediately. Under the Offer, Allied Gold is offering 0.85 of an Allied Gold share for every one ASG share. Gryphon Partners Canada Inc. has delivered a fairness opinion to the ASG board to the effect that, subject to and based on the considerations, assumptions and limitations described therein, the consideration offered for each ASG share pursuant to the Offer is fair, from a financial point of view, to ASG shareholders. The directors of ASG have unanimously recommended that ASG shareholders accept the Offer.

ASG shareholders who accept the Offer will now receive Allied Gold shares which can be traded on the TSX.

Allied Gold is under no obligation to extend the Offer beyond November 30, 2009. ASG shareholders who do not accept the Offer will be minority shareholders in a company controlled or effectively controlled by Allied Gold unless Allied Gold is able to undertake a compulsory acquisition under Australian law. Possible risks associated with being a minority shareholder are set out in the Bidder's Statement / Offer and Circular of Allied Gold dated September 29, 2009 in respect of the Offer.

ASG shareholders wishing to accept the Offer are encouraged to tender their ASG shares by completing the letter of transmittal accompanying the documents mailed to them and returning it together with certificates representing their ASG shares and all other documents to the offices of Computershare Investor Services Inc. in Toronto, Ontario in accordance with the instructions in the letter of transmittal. If ASG shares are held by a broker or other financial intermediary, ASG shareholders should contact such intermediary and instruct it to tender their ASG shares.

This press release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Allied Gold or ASG. Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, contact:

Allied Gold Limited

Frank Terranova
Chief Financial Officer
T: +61 7 3252 5911
M: +61 448 187 557
E: fterranova@alliedgold.com.au

Peter Torre
Company Secretary
T: +61 8 9287 4604
E: peter@torrecorporate.com.au